EXHIBIT 99.1

News for Immediate Release

Electrovaya Presenting at the Upcoming EXIM Bank Annual Conference

90th Anniversary Annual Conference of Export-Import Bank of the United States(EXIM) in Washington DC

Toronto, ON / May 06, 2024 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announced that its CEO, Dr. Raj DasGupta will be participating in a panel discussion focused on the energy transition and new green economy at the Export-Import Bank of the United States (EXIM) 2024 Annual Conference. The conference will be held on Thursday, June 6 and Friday June 7 at the Washington Hilton Hotel in Washington, DC.

EXIM's 2024 Annual Conference brings together a diverse group of nearly 1000 attendees, including CEOs, investors, bankers, exporters, business executives, and government officials at the local, state, and federal levels.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.